UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Third Quarter 2023 Consolidated Results

Item 1

Grupo AVAL

AVAL LISTED NYSE | bvc ir

Quarterly Periodic Report

3Q2023

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of Financial Superintendence of Colombia as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

Banco de Bogotá executed a spin-off of a 75% equity stake in BAC Holding International Corp (“BHI”); to its shareholders and Grupo Aval subsequently spin-off its equity interest to its shareholders on March 29, 2022. On December 19, 2022, Banco de Bogotá sold 20.89% of the outstanding investment of BHI through a tender offer. As of December 31, 2022, Banco de Bogotá held 4.11% of BHI. This investment is reflected as an investment at fair value through other comprehensive income. Following the sale, the equity method recognized under the “share of profit of equity accounted investees, net of tax (equity method)” between April and November was reclassified to discontinued operations. For comparability purposes of this presentation, we have reclassified BHI’s equity method for the second and third quarter of 2022 to net income from discontinued operations. Banco de Bogotá’s remaining 4.11% interest in BHI was disposed of in March 2023.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). In addition, it is present in Central America through Multibank's operation in Panama through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of September 30, 2023, the Company has the following issuances:

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Key results of 3Q23	4

Consolidated Financial Results	5

– Statement of Financial Position Analysis	6

– Income Statement Analysis	14

Risk Management	18
Quantitative and Qualitative disclosure about market risk	18
Corporate Governance	18

ESG	18

Separated Financial Results	19

– Statement of Financial Position Analysis	19

– Income Statement Analysis	20

Grupo Aval + Grupo Aval Limited	21

Definitions	25

EXHIBIT 1 : CONSOLIDATED FINANCIAL STATEMENTS

EXHIBIT 2 : SEPARATE FINANCIAL STATEMENTS

3

Bogotá, November 15th, 2023. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 64.8 billion (Ps 2.7 pesos per share) for 3Q23. ROAE was 1.6% and ROAA was 0.4% for 3Q23.

	COP $tn	3Q22	2Q23	3Q23	3Q23 vs 2Q23	3Q23 vs 3Q22
Balance Sheet	Gross Loans	$ 175.1	$ 184.4	$ 186.5	1.1%	6.5%
	Deposits	$ 166.5	$ 180.2	$ 180.3	0.0%	8.3%
	Deposits/Net Loans	0.99 x	1.01 x	1.01 x	0.00 x	0.02 x

Loan Quality	90 days PDLs / Gross Loans	3.2%	3.6%	3.8%	23 bps	56 bps
	Allowance/90 days PDLs	1.59 x	1.43 x	1.39 x	-0.04 x	-0.20 x
	Cost of risk	1.4%	2.2%	2.5%	37 bps	118 bps

Profitability	Net interest margin	3.5%	3.4%	2.8%	(63) bps	(75) bps
	Fee income Ratio	19.2%	22.7%	23.5%	80 bps	431 bps
	Efficiency Ratio	48.2%	53.7%	54.8%	112 bps	661 bps
	Attributable net income	$ 0.41	$ 0.17	$ 0.06	-61.0%	-84.1%
	ROAA	1.3%	0.6%	0.4%	(21) bps	(92) bps
	ROAE	9.8%	4.1%	1.6%	(250) bps	(826) bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

4

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Cash and cash equivalents	18,013.9	19,195.7	18,382.3	-4.2%	2.0%
Trading assets	11,870.9	13,256.1	12,936.0	-2.4%	9.0%
Investment securities	32,175.0	32,829.6	33,712.1	2.7%	4.8%
Hedging derivatives assets	56.6	69.4	34.0	-51.1%	-40.0%
Total loans, net	168,343.6	177,912.5	178,447.7	0.3%	6.0%
Tangible assets	7,125.9	7,113.6	7,038.7	-1.1%	-1.2%
Goodwill	2,250.9	2,215.2	2,210.7	-0.2%	-1.8%
Concession arrangement rights	12,686.8	13,558.6	13,571.9	0.1%	7.0%
Other assets	33,372.6	31,910.8	32,399.2	1.5%	-2.9%
Total assets	285,896.2	298,061.6	298,732.5	0.2%	4.5%
Trading liabilities	2,295.8	1,859.9	1,258.7	-32.3%	-45.2%
Hedging derivatives liabilities	4.9	8.9	116.0	N.A.	N.A.
Customer deposits	166,533.2	180,244.5	180,296.3	0.0%	8.3%
Interbank borrowings and overnight funds	11,267.0	13,459.9	15,322.5	13.8%	36.0%
Borrowings from banks and others	26,266.6	23,916.9	23,589.1	-1.4%	-10.2%
Bonds issued	29,127.8	25,424.8	24,641.6	-3.1%	-15.4%
Borrowings from development entities	3,659.0	4,122.4	4,926.2	19.5%	34.6%
Other liabilities	15,603.8	18,262.4	17,827.6	-2.4%	14.3%
Total liabilities	254,758.1	267,299.6	267,978.1	0.3%	5.2%
Equity attributable to owners of the parent	16,766.5	16,465.4	16,381.6	-0.5%	-2.3%
Non-controlling interest	14,371.6	14,296.6	14,372.8	0.5%	0.0%
Total equity	31,138.1	30,762.0	30,754.4	0.0%	-1.2%
Total liabilities and equity	285,896.2	298,061.6	298,732.5	0.2%	4.5%

Consolidated Statement of Income	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Interest income	5,213.0	7,154.6	7,334.6	2.5%	40.7%
Interest expense	3,294.5	5,579.1	5,702.2	2.2%	73.1%
Net interest income	1,918.5	1,575.5	1,632.4	3.6%	-14.9%
Loans and other accounts receivable	751.8	1,138.6	1,321.8	16.1%	75.8%
Other financial assets	(0.8)	(9.6)	(0.7)	-92.6%	-15.8%
Recovery of charged-off financial assets	(173.1)	(140.8)	(148.8)	5.7%	-14.0%
Net impairment loss on financial assets	577.9	988.3	1,172.3	18.6%	102.9%
Net interest income, after impairment losses	1,340.6	587.2	460.1	-21.6%	-65.7%
Net income from commissions and fees	746.7	883.9	859.4	-2.8%	15.1%
Gross profit from sales of goods and services	1,165.6	619.2	637.8	3.0%	-45.3%
Net trading income	756.4	(783.1)	(253.9)	-67.6%	-133.6%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Total other income	(769.3)	1,516.6	700.2	-53.8%	-191.0%
Total other expenses	1,874.7	2,089.2	2,003.3	-4.1%	6.9%
Net income before income tax expense	1,433.5	811.2	476.9	-41.2%	-66.7%
Income tax expense	547.8	350.6	176.2	-49.7%	-67.8%
Net income for the period of continued operations	885.7	460.6	300.7	-34.7%	-66.1%
Net income for the period of discontinued operations	44.1	-	-	N.A	-100.0%
Net income for the period	929.8	460.6	300.7	-34.7%	-67.7%
Non-controlling interest	521.7	294.4	235.9	-19.9%	-54.8%
Net income attributable to owners of the parent	408.1	166.2	64.8	-61.0%	-84.1%

Key ratios	3Q22	2Q23	3Q23	YTD 2022	YTD 2023
Net Interest Margin(1)	3.8%	2.9%	3.0%	4.0%	2.9%
Net Interest Margin (including net trading income)(1)	3.5%	3.4%	2.8%	3.7%	3.3%
Efficiency ratio(2)	48.2%	53.7%	54.8%	42.8%	51.5%
90 days PDL / Gross loans (5)	3.2%	3.6%	3.8%	3.2%	3.8%
Provision expense / Average gross loans (6)	1.4%	2.2%	2.5%	1.5%	2.1%
Allowance / 90 days PDL (5)	1.59	1.43	1.39	1.59	1.39
Allowance / Gross loans	5.1%	5.1%	5.3%	5.1%	5.3%
Charge-offs / Average gross loans (6)	2.1%	2.7%	1.9%	2.0%	2.1%
Total loans, net / Total assets	58.9%	59.7%	59.7%	58.9%	59.7%
Deposits / Total loans, net	98.9%	101.3%	101.0%	98.9%	101.0%
Equity / Assets	10.9%	10.3%	10.3%	10.9%	10.3%
Tangible equity ratio (7)	9.6%	9.0%	8.9%	9.6%	8.9%
ROAA(3)	1.3%	0.6%	0.4%	2.4%	0.8%
ROAE(4)	9.8%	4.1%	1.6%	20.7%	5.3%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	22,939,927,075	23,743,475,754
Common share price (EoP)	659.0	476.9	484.0	659.0	484.0
Preferred share price (EoP)	580.0	486.0	514.5	580.0	514.5
BV/ EoP shares in Ps.	706.2	693.5	689.9	706.2	689.9
EPS	17.2	7.0	2.7	122.6	27.6

P/E (8)	8.4	17.4	47.1	3.5	14.0
P/BV (8)	0.8	0.7	0.7	0.8	0.7

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables.

Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

5

Consolidated Financial Results

Statement of Financial Position Analysis

1. Assets

Total assets as of September 30th, 2023 totaled Ps 298,732.5 billion showing an increase of 4.5% versus September 30th, 2022 and an increase of 0.2% versus June 30th, 2023. Growth was mainly driven by (i) a 6.0% year over year growth in total loans, net to Ps 178,447.7 billion, (ii) a 4.8% yearly growth in investment securities to Ps 33,712.1 billion and (iii) a 9.0% yearly growth in trading assets, net to Ps 12,936.0 billion.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 6.5% between September 30th, 2023 and September 30th, 2022 to Ps 186,480.4 billion mainly driven by (i) a 7.2% increase in Commercial loans to Ps 107,459.9 billion, (ii) a 6.8% increase in Mortgages loans to Ps 18,116.6 billion and (iii) a 5.2% increase in Consumer loans to Ps 60,631.5 billion.

Interbank & overnight funds decreased by 19.2% to Ps 1,810.5 billion during the last twelve months.

Loss allowance was Ps 9,843.1 billion as of September 30th, 2023 taking net loans to Ps 178,447.7 billion.

Total loans, net	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Gross loans
Commercial loans	100,233.4	106,350.8	107,459.9	1.0%	7.2%
Consumer loans	57,629.2	60,033.8	60,631.5	1.0%	5.2%
Mortgages loans	16,966.6	17,756.5	18,116.6	2.0%	6.8%
Microcredit loans	264.8	268.5	272.3	1.4%	2.8%
Gross loans	175,094.0	184,409.6	186,480.4	1.1%	6.5%
Interbank & overnight funds	2,241.6	2,938.1	1,810.5	-38.4%	-19.2%
Total gross loans	177,335.7	187,347.7	188,290.8	0.5%	6.2%
Loss allowance	(8,992.0)	(9,435.2)	(9,843.1)	4.3%	9.5%
Allowance for impairment of commercial loans	(5,393.0)	(5,189.7)	(5,243.1)	1.0%	-2.8%
Allowance for impairment of consumer loans	(3,189.2)	(3,828.3)	(4,175.6)	9.1%	30.9%
Allowance for impairment of mortgages	(361.9)	(372.7)	(374.6)	0.5%	3.5%
Allowance for impairment of microcredit loans	(48.0)	(44.5)	(49.8)	11.9%	3.8%
Total loans, net	168,343.6	177,912.5	178,447.7	0.3%	6.0%

6

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
General purpose	71,226.6	74,522.8	74,711.5	0.3%	4.9%
Working capital	14,137.7	15,703.4	16,323.7	4.0%	15.5%
Financial leases	10,436.7	11,134.7	10,999.9	-1.2%	5.4%
Funded by development banks	3,642.2	4,047.3	4,432.4	9.5%	21.7%
Overdrafts	443.9	587.7	623.1	6.0%	40.4%
Credit cards	346.4	354.9	369.3	4.1%	6.6%
Commercial loans	100,233.4	106,350.8	107,459.9	1.0%	7.2%
Payroll loans	33,233.5	32,836.8	33,313.1	1.5%	0.2%
Personal loans	12,404.4	14,289.6	14,301.4	0.1%	15.3%
Credit cards	6,645.6	7,406.3	7,482.6	1.0%	12.6%
Automobile and vehicle	5,128.4	5,296.6	5,322.7	0.5%	3.8%
Financial leases	20.2	16.3	14.2	-12.8%	-29.4%
Overdrafts	65.0	74.4	82.5	11.0%	26.9%
Other	132.2	113.8	115.0	1.0%	-13.0%
Consumer loans	57,629.2	60,033.8	60,631.5	1.0%	5.2%
Mortgages	14,657.3	15,542.0	15,936.0	2.5%	8.7%
Housing leases	2,309.3	2,214.5	2,180.7	-1.5%	-5.6%
Mortgages loans	16,966.6	17,756.5	18,116.6	2.0%	6.8%
Microcredit loans	264.8	268.5	272.3	1.4%	2.8%
Gross loans	175,094.0	184,409.6	186,480.4	1.1%	6.5%
Interbank & overnight funds	2,241.6	2,938.1	1,810.5	-38.4%	-19.2%
Total gross loans	177,335.7	187,347.7	188,290.8	0.5%	6.2%

In terms of gross loans (excluding interbank and overnight funds), 91.9% are domestic and 8.1% are foreign (reflecting the Multi Financial Holding operation).

Over the quarter we observed a weak performance in all types of loans related to the economic slowdown trend. However, we are the competitor (sum of Aval Banks) with the highest market share gain in Colombia, both in the quarter with 27 bps and in the year to date with 56 bps.

Commercial loans increased by 7.2% during the last twelve months and 1.0% during the quarter. Consumer loans growth over the last year was driven by personal loans and overdrafts. Consumer loans grew by 5.2% annually and increased 1.0% over the quarter. Mortgages loans increased by 6.8% over the year and increased 2.0% in the last quarter.

The following table shows the gross loans composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banks, driven by a strong performance in all types of loans with consumer loans growing 16.2%, commercial loans 12.0% and mortgages growing 4.9%.

7

Gross loans / Bank ($)	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Banco de Bogotá	92,233.3	97,725.8	99,995.5	2.3%	8.4%
Banco de Occidente	43,289.4	47,168.0	48,750.1	3.4%	12.6%
Banco Popular	25,121.4	23,913.9	22,389.8	-6.4%	-10.9%
Banco AV Villas	14,542.8	14,744.8	14,549.4	-1.3%	0.0%
Corficolombiana	2,098.9	2,060.4	2,073.0	0.6%	-1.2%
Grupo Aval Holding	-	1,338.6	1,305.1	-2.5%	N.A.
Eliminations	(2,191.8)	(2,542.0)	(2,582.5)	1.6%	17.8%
Gross loans	175,094.0	184,409.6	186,480.4	1.1%	6.5%
Interbank & overnight funds	2,241.6	2,938.1	1,810.5	-38.4%	-19.2%
Total gross loans	177,335.7	187,347.7	188,290.8	0.5%	6.2%

Gross loans / Bank (%)	3Q22	2Q23	3Q23

Banco de Bogotá	52.7%	53.0%	53.6%
Banco de Occidente	24.7%	25.6%	26.1%
Banco Popular	14.3%	13.0%	12.0%
Banco AV Villas	8.3%	8.0%	7.8%
Corficolombiana	1.2%	1.1%	1.1%
Grupo Aval Holding	0.0%	0.7%	0.7%
Eliminations	-1.3%	-1.4%	-1.4%
Gross loans	100%	100%	100%

Figures for Grupo Aval Holding reflect the credit operation entered into with Esadinco S.A. (Related Party) in December 2022. This transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

High interest rates, inflationary pressures and the economic slowdown have led to a deterioration in the quality of our loan portfolio both over the quarter and the year. However, the PDL formation is beginning to show signs of improvement in the products that had shown higher delinquencies, such as personal loans and credit cards.

Our 30 days PDL to total loans were 5.3% for 3Q23, 5.1% for 2Q23 and 4.3% for 3Q22. The ratio of 90 days PDL to total loans was 3.8% for 3Q23, 3.6% for 2Q23 and 3.2% for 3Q22.

30 days PDL ratio for commercial loans was 4.5% for 3Q23, 4.5% for 2Q23 and 4.2% for 3Q22; 90 days PDL ratio was 4.0%, 3.8% and 3.6%, respectively. 30 days PDL ratio for consumer loans was 6.2% for 3Q23, 5.8% for 2Q23, and 4.3% for 3Q22. 90 days PDL ratio was 3.5%, 3.1% and 2.6%, respectively. 30 days PDL ratio for mortgages was 6.5% for 3Q23, 6.2% for 2Q23, and 5.0% for 3Q22; 90 days PDL ratio was 3.6%, 3.4% and 3.1%, respectively.

8

Past due loans	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Performing	96,049.7	101,590.3	102,585.4	1.0%	6.8%
Between 31 and 90 days past due	577.1	700.1	613.6	-12.4%	6.3%
+90 days past due	3,606.7	4,060.3	4,261.0	4.9%	18.1%
Commercial loans	100,233.4	106,350.8	107,459.9	1.0%	7.2%
Performing	55,131.6	56,544.9	56,901.9	0.6%	3.2%
Between 31 and 90 days past due	1,009.7	1,610.6	1,600.1	-0.7%	58.5%
+90 days past due	1,487.9	1,878.3	2,129.5	13.4%	43.1%
Consumer loans	57,629.2	60,033.8	60,631.5	1.0%	5.2%
Performing	16,118.9	16,663.4	16,945.6	1.7%	5.1%
Between 31 and 90 days past due	326.9	488.2	524.1	7.3%	60.3%
+90 days past due	520.9	605.0	647.0	6.9%	24.2%
Mortgages loans	16,966.6	17,756.5	18,116.6	2.0%	6.8%
Performing	219.7	226.7	228.2	0.7%	3.9%
Between 31 and 90 days past due	7.4	10.1	9.0	-11.0%	22.2%
+90 days past due	37.7	31.7	35.1	10.7%	-6.8%
Microcredit loans	264.8	268.5	272.3	1.4%	2.8%
Gross loans	175,094.0	184,409.6	186,480.4	1.1%	6.5%
Interbank & overnight funds	2,241.6	2,938.1	1,810.5	-38.4%	-19.2%
Total gross loans	177,335.7	187,347.7	188,290.8	0.5%	6.2%

30 Days PDL / gross loans (*)	4.3%	5.1%	5.3%
90 Days PDL / gross loans (*)	3.2%	3.6%	3.8%

Loans by stages (%)	3Q22	2Q23	3Q23

Loans classified as Stage 2 / gross loans	7.3%	4.8%	4.8%
Loans classified as Stage 3 / gross loans	6.4%	6.4%	6.5%
Loans classified as Stage 2 and 3 / gross loans	13.7%	11.3%	11.4%
Allowance for Stage 1 loans / Stage 1 loans	0.9%	1.0%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	11.6%	14.0%	13.7%
Allowance for Stage 3 loans / Stage 3 loans	54.3%	54.7%	55.6%
Allowance for Stage 2 y 3 loans / Stage 2 and 3 loans	31.6%	37.3%	37.8%

Grupo Aval’s coverage over its 90 days PDL was 1.4x for 3Q23, 1.4x for 2Q23, and 1.6x for 3Q22, coverage over its 30 days PDL was 1.0x in 3Q23, 1.0x for 2Q23 and 1.2x 3Q22.

Impairment loss, net of recoveries of charged off assets to average gross loans was 2.5% for 3Q23, 2.2% for 2Q23, and 1.4% 3Q22. Charge-offs to average gross loans was 1.9% for 3Q23, 2.7% for 2Q23, and 2.1% in 3Q22.

Coverage and cost of risk	3Q22	2Q23	3Q23

Allowance for impairment / 30 days PDL	1.2	1.0	1.0
Allowance for impairment / 90 days PDL	1.6	1.4	1.4
Allowance for impairment / gross loans (*)	5.1%	5.1%	5.3%

Impairment loss / 30 days PDL	0.4	0.5	0.5
Impairment loss / 90 days PDL	0.5	0.7	0.7
Impairment loss / average gross loans (*)	1.8%	2.5%	2.9%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.4%	2.2%	2.5%

Charge-offs / average gross loans (*)	2.1%	2.7%	1.9%

(*) Gross loans exclude interbank and overnight funds.

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1.2 Investment securities and trading assets

Total investment securities and trading assets increased 5.9% to Ps 46,648.1 billion between September 30th, 2023 and September 30th, 2022 and increased 1.2% versus June 30th, 2023.

Ps 38,481.8 billion of our total portfolio is invested in debt securities, which increased by 9.3% between September 30th, 2023 and September 30th, 2022 and increased by 3.7% versus June 30th, 2023. Ps 6,432.4 billion of our total investment securities is invested in equity securities, which increased by 1.3% between September 30th, 2023 and September 30th, 2022 and decreased by 8.8% versus June 30th, 2023.

Investment and trading assets	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Debt securities	4,081.5	5,323.3	5,764.4	8.3%	41.2%
Equity securities	5,317.8	6,018.7	5,437.8	-9.7%	2.3%
Derivative assets	2,471.6	1,914.1	1,733.9	-9.4%	-29.8%
Trading assets	11,870.9	13,256.1	12,936.0	-2.4%	9.0%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	1.4	1.4	3.4%	N.A
Debt securities at FVOCI	21,955.7	22,055.6	22,932.3	4.0%	4.4%
Equity securities at FVOCI	1,034.3	1,034.2	994.6	-3.8%	-3.8%
Investments in securities at FVOCI	22,990.1	23,089.9	23,927.0	3.6%	4.1%
Investments in debt securities at AC	9,185.0	9,738.4	9,783.7	0.5%	6.5%
Investment and trading assets	44,045.9	46,085.7	46,648.1	1.2%	5.9%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 5.1% for 3Q23, 9.1% for 2Q23 and 4.4% for 3Q22.

1.3 Cash and Cash Equivalents

As of September 30th, 2023 cash and cash equivalents had a balance of Ps 18,382.3 billion showing an increase of 2.0% versus September 30th, 2022 and a decrease of 4.2% versus June 30th, 2023.

The ratio of cash and cash equivalents to customer deposits was 10.2% at September 30th, 2023, 10.6% at June 30th, 2023, and 10.8% at September 30th, 2022.

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1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30th, 2023 reached Ps 18,044.5 billion, increasing by 7.5% versus September 30th, 2022 and 0.5% versus June 30th, 2023.

Goodwill as of September 30th, 2023 was Ps 2,210.7 billion, decreasing by 1.8% versus September 30th, 2022 and 0.2% versus June 30th, 2023.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of September 30th, 2023 reached Ps 15,833.8 billion and grew by 8.9% versus September 30th, 2022 and increased by 0.6% versus June 30th, 2023.

2. Liabilities

As of September 30th, 2023 Total Funding represented 92.8% of total liabilities and other liabilities represented 7.2%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 248,775.8 billion as of September 30th, 2023 showing an increase of 5.0% versus September 30th, 2022 and an increase of 0.7% versus June 30th, 2023. Total customer deposits represented 72.5% of total funding as of 3Q23, 72.9% for 2Q23, and 70.3% 3Q22.

Average cost of funds was 9.2% for 3Q23, 9.0% for 2Q23 and 5.7% for 3Q22.

2.1.1 Customer deposits

Customer deposits	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Checking accounts	19,414.8	17,387.8	16,161.5	-7.1%	-16.8%
Other deposits	783.8	440.2	390.9	-11.2%	-50.1%
Non-interest bearing	20,198.6	17,828.0	16,552.5	-7.2%	-18.1%
Checking accounts	6,126.7	6,156.7	6,663.4	8.2%	8.8%
Time deposits	68,708.1	85,946.1	88,788.1	3.3%	29.2%
Savings deposits	71,499.7	70,313.7	68,292.3	-2.9%	-4.5%
Interest bearing	146,334.6	162,416.6	163,743.8	0.8%	11.9%
Customer deposits	166,533.2	180,244.5	180,296.3	0.0%	8.3%

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Of our total customer deposits as of September 30th, 2023, checking accounts represented 12.7%, time deposits 49.2%, savings accounts 37.9%, and other deposits 0.2%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our companies, in line with gross loan growth.

Deposits / Bank ($)	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Banco de Bogotá	83,585.0	90,336.7	91,237.6	1.0%	9.2%
Banco de Occidente	40,210.5	46,515.2	47,872.6	2.9%	19.1%
Banco Popular	25,198.9	24,347.5	23,322.8	-4.2%	-7.4%
Banco AV Villas	14,095.7	14,642.5	14,611.3	-0.2%	3.7%
Corficolombiana	6,689.2	7,220.9	7,547.8	4.5%	12.8%
Eliminations	(3,246.2)	(2,818.3)	(4,295.7)	52.4%	32.3%
Total Grupo Aval	166,533.2	180,244.5	180,296.3	0.0%	8.3%

Deposits / Bank (%)	3Q22	2Q23	3Q23
Banco de Bogotá	50.2%	50.1%	50.6%
Banco de Occidente	24.1%	25.8%	26.6%
Banco Popular	15.1%	13.5%	12.9%
Banco AV Villas	8.5%	8.1%	8.1%
Corficolombiana	4.0%	4.0%	4.2%
Eliminations	-1.9%	-1.6%	-2.4%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2023 borrowings from banks and other totaled Ps 28,515.4 billion, decreasing 4.7% versus September 30th, 2022 and increasing 1.7% versus June 30th, 2023.

2.1.3 Bonds issued

Total bonds issued as of September 30th, 2023 totaled Ps 24,641.6 billion and decreased 15.4% versus September 30th, 2022 and 3.1% versus June 30th, 2023. The quarterly and yearly decrease is mainly explained by the appreciation of the Colombian Peso on our Us$ denominated bonds.

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3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of September 30th, 2023 non-controlling interest was Ps 14,372.8 billion which increased by 0.01% versus September 30th, 2022 and 0.5% versus June 30th, 2023. Total non-controlling interest represents 46.7% of total equity as of 3Q23, compared to 46.5% in 2Q23 and 46.2% in 3Q22.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir (1)	75.8%	75.8%	75.8%	-	0
Corficolombiana	40.4%	40.5%	40.5%	-	13

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2023 was Ps 16,381.6 billion, showing a decrease of 2.3% versus September 30th, 2022 and a 0.5% versus June 30th, 2023. This quarter, the portfolios experienced unfavorable valuations that were reflected in other comprehensive income.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 3Q23 was Ps 64.8 billion.

Consolidated Statement of Income	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Interest income	5,213.0	7,154.6	7,334.6	2.5%	40.7%
Interest expense	3,294.5	5,579.1	5,702.2	2.2%	73.1%
Net interest income	1,918.5	1,575.5	1,632.4	3.6%	-14.9%
Loans and other accounts receivable	751.8	1,138.6	1,321.8	16.1%	75.8%
Other financial assets	(0.8)	(9.6)	(0.7)	-92.6%	-15.8%
Recovery of charged-off financial assets	(173.1)	(140.8)	(148.8)	5.7%	-14.0%
Net impairment loss on financial assets	577.9	988.3	1,172.3	18.6%	102.9%
Net income from commissions and fees	746.7	883.9	859.4	-2.8%	15.1%
Gross profit from sales of goods and services	1,165.6	619.2	637.8	3.0%	-45.3%
Net trading income	756.4	(783.1)	(253.9)	-67.6%	-133.6%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Total other income	(769.3)	1,516.6	700.2	-53.8%	-191.0%
Total other expenses	1,874.7	2,089.2	2,003.3	-4.1%	6.9%
Net income before income tax expense	1,433.5	811.2	476.9	-41.2%	-66.7%
Income tax expense	547.8	350.6	176.2	-49.7%	-67.8%
Net income for the period of continued operations	885.7	460.6	300.7	-34.7%	-66.1%
Net income for the period of discontinued operations	44.1	-	-	N.A	-100.0%
Net income for the period	929.8	460.6	300.7	-34.7%	-67.7%
Non-controlling interest	521.7	294.4	235.9	-19.9%	-54.8%
Net income attributable to owners of the parent	408.1	166.2	64.8	-61.0%	-84.1%

1. Net Interest Income

Net interest income	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Interest income
Commercial	2,399.6	3,623.3	3,699.4	2.1%	54.2%
Interbank and overnight funds	142.5	252.6	234.2	-7.3%	64.3%
Consumer	1,819.5	2,268.9	2,380.4	4.9%	30.8%
Mortgages and housing leases	352.7	412.4	420.8	2.0%	19.3%
Microcredit	15.7	17.5	18.1	3.4%	15.3%
Loan portfolio	4,730.0	6,574.9	6,752.9	2.7%	42.8%
Interests on investments in debt securities	483.0	579.7	581.7	0.3%	20.4%
Total interest income	5,213.0	7,154.6	7,334.6	2.5%	40.7%
Interest expense
Checking accounts	39.1	71.6	38.3	-46.4%	-1.9%
Time deposits	1,146.5	2,519.9	2,663.5	5.7%	132.3%
Savings deposits	1,073.4	1,343.0	1,491.4	11.1%	38.9%
Total interest expenses on deposits	2,259.0	3,934.4	4,193.2	6.6%	85.6%
Interbank borrowings and overnight funds	171.7	494.8	415.5	-16.0%	142.0%
Borrowings from banks and others	235.5	456.1	410.7	-10.0%	74.4%
Bonds issued	561.1	561.1	529.0	-5.7%	-5.7%
Borrowings from development entities	67.3	132.6	153.9	16.0%	128.8%
Total interest expenses on financial obligations	1,035.5	1,644.7	1,509.1	-8.2%	45.7%
Total interest expense	3,294.5	5,579.1	5,702.2	2.2%	73.1%
Net interest income	1,918.5	1,575.5	1,632.4	3.6%	-14.9%

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Our net interest income decreased by 14.9% to Ps 1,632.4 billion for 3Q23 versus 3Q22 and increased by 3.6% versus 2Q23. The decrease versus 3Q22 was derived mainly from a 40.7% increase in total interest income offset by a 73.1% increase in total interest expense.

Our Net Interest Margin(*) was 2.8% for 3Q23, 3.4% for 2Q23, and 3.5% in 3Q22. Net Interest Margin on Loans was 4.2% for 3Q23, 4.0% for 2Q23, and 4.6% for 3Q22. On the other hand, our Net Investments Margin was -3.0% for 3Q23, 0.9% for 2Q23 and -0.7% for 3Q22.

The decrease of NIM on investments is related to the lower performance of debt and equity investment securities due to the high volatility in the financial markets.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 102.9% to Ps 1,172.3 billion for 3Q23 versus 3Q22 and by 18.6% versus 2Q23.

Net impairment loss on financial assets	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Loans and other accounts receivable	751.8	1,138.6	1,321.8	16.1%	75.8%
Other financial assets	(0.8)	(9.6)	(0.7)	-92.6%	-15.8%
Recovery of charged-off financial assets	(173.1)	(140.8)	(148.8)	5.7%	-14.0%
Net impairment loss on financial assets	577.9	988.3	1,172.3	18.6%	102.9%

Our annualized gross cost of risk was 2.9% for 3Q23, 2.5% for 2Q23, and 1.8% for 3Q22. Net of recoveries of charged-off assets our ratio was 2.5% for 3Q23, 2.2% 2Q23, and 1.4% for 3Q22.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.0% for 3Q23, 2.9% for 2Q23, and 3.8% for 3Q22 .

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3. Non-interest income

Total non-interest income	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Income from commissions and fees
Banking fees (1)	636.2	675.3	682.6	1.1%	7.3%
Trust activities and management services	88.6	114.7	112.8	-1.7%	27.4%
Pension and severance fund management	202.9	271.4	252.4	-7.0%	24.4%
Bonded warehouse services	49.5	47.5	47.6	0.2%	-3.7%
Total income from commissions and fees	977.1	1,108.9	1,095.4	-1.2%	12.1%
Expenses from commissions and fees	230.4	225.0	236.0	4.9%	2.4%
Net income from commissions and fees	746.7	883.9	859.4	-2.8%	15.1%

Income from sales of goods and services	3,041.1	2,675.8	2,542.4	-5.0%	-16.4%
Costs and expenses from sales of goods and services	1,875.5	2,056.6	1,904.6	-7.4%	1.5%
Gross profit from sales of goods and services	1,165.6	619.2	637.8	3.0%	-45.3%

Total trading investment income	(42.0)	392.1	(26.7)	-106.8%	-36.4%
Total derivatives income	798.4	(1,175.2)	(227.2)	-80.7%	-128.5%
Net trading income	756.4	(783.1)	(253.9)	-67.6%	-133.6%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%

Other income
Foreign exchange gains (losses), net	(951.9)	1,196.3	317.6	-73.5%	133.4%
Net gain on sale of investments and OCI realization	(11.4)	32.6	4.1	-87.3%	-136.2%
Gain on the sale of non-current assets held for sale	2.7	20.6	15.0	-27.0%	N.A.
Income from non-consolidated investments (2)	104.8	101.8	95.5	-6.3%	-8.9%
Net gains on asset valuations	8.8	(29.4)	14.2	-148.3%	60.7%
Other income from operations	77.8	194.7	253.8	30.3%	226.3%
Total other income	(769.3)	1,516.6	700.2	-53.8%	-191.0%

Total non-interest income	1,967.6	2,313.1	2,020.1	-12.7%	2.7%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 3Q23 totaled Ps 859.4 billion and increased by 15.1% versus 3Q22 and decreased by 2.8% versus 2Q23. Income from commissions and fees increased by 12.1% to Ps 1,095.4 billion for 3Q23 versus 3Q22 and decreased by 1.2% versus 2Q23.

Pension and severance fund management fees and trust activities and portfolio management services fees decreased over the quarter due to financial markets volatility that impacted our performance-based fees.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 45.3% to Ps 637.8 billion for 3Q23 versus 3Q22 and increased by 3.0% versus 2Q23. The infrastructure sector showed a reduction of 53.1% compared to the third quarter of 2022, explained by softer inflation and FX metrics that lowered interest income on financial assets. In addition, concessions are moving from the construction to the operation phase.

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3.3 Net trading income and other income

Other income	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Total derivatives income	798.4	(1,175.2)	(227.2)	-80.7%	-128.5%

Foreign exchange gains (losses), net	(951.9)	1,196.3	317.6	-73.5%	133.4%

Derivatives and foreign exchange gains (losses), net (1)	(153.5)	21.1	90.4	328.9%	158.9%

Net gains on asset valuations	8.8	(29.4)	14.2	148.3%	60.7%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Net gain on sale of investments and OCI realization	(11.4)	32.6	4.1	-87.3%	136.2%
Gain on the sale of non-current assets held for sale	2.7	20.6	15.0	-27.0%	464.0%
Income from non-consolidated investments	104.8	101.8	95.5	-6.3%	-8.9%
Other income from operations	77.8	194.7	253.8	30.3%	226.3%

Total other income from operations	97.3	417.9	549.6	31.5%	464.7%

(1)	Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

Total other income for 3Q23 totaled Ps 549.6 billion, the yearly and quarterly increase was due to the increase in foreign exchange gains and derivatives, net.

4. Other expenses

Total other expenses for 3Q23 totaled Ps 2,003.3 billion and increased by 6.9% versus 3Q22, and decreased by 4.1% versus 2Q23. Our efficiency ratio measured as total other expenses to total income was 54.8% in 3Q23, 53.7% in 2Q23 and 48.2% in 3Q22.

General and administrative expenses reached Ps. 1,009.3 billion, decreasing 7.2% over the quarter due to cost control initiatives. Operating taxes and deposit insurances increased 3.7% and 16.8% respectively compared to the previous quarter. Personnel expenses reached Ps. 751.3 billion, decreased 3.9% due to lower bonuses and efficiency programs. The ratio of annualized total other expenses as a percentage of average total assets was 2.7% for 3Q23 and 2.8 for 2Q23, and 2.7% for 3Q22.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 235.9 billion, showing a 54.8% decrease versus 3Q22 and 19.9% versus 2Q23. In addition, the ratio of non-controlling interest to income before non-controlling interest was 78.4% in 3Q23, 63.9% in 2Q23 and 56.1% in 3Q22.

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RISK MANAGEMENT

During the third quarter of 2023, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of June 2023, nor have any new relevant risks been identified that merit disclosure as of September 30th , 2023, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

Despite the above, it should be highlighted a fact that has influenced the cost of funding expectations for colombian financial system. Since August, when the regulator's intention to adjust the regulations relating to the <<Coeficiente de Fondeo Estable Neto / Net stable funding ratio”>> (Cfen) became known, the gap between corporate debt interest rate and public debt interest rate decreased approximately 150 basis points. Finally, on September 7, 2023, the Financial Superintendence of Colombia issued Circular Externa 013 by which the weight applicable to demand deposits from 0% to 25% of supervised entities and collective investment funds without permanence agreement, while instructing entities regarding the classification of demand deposits between operational and non-operational and giving a period of 2 years to develop quantitative and qualitative methods that must complied regulatory requirements and standards.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 3Q23, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 2Q23, that merit disclosure as of September 30th, 2023, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE

CORPORATE GOVERNANCE

In terms of Corporate Governance, during this quarter there have been no material changes that should be reported.

ESG

In terms of ESG, during this quarter there have been no material changes that should be reported.

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GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the third quarter of 2023. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Analysis of the Statement of Financial Position

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of September 30th, 2023 totaled Ps 20,249.5 billion, decreasing 1.9% or Ps 389.7 billion versus June 30th, 2023 and increasing 6.3% or Ps 1,197.9 billion versus September 30th, 2022.

The annual variation is mainly explained by the credit operation disbursed to related parties in December 2022 and which as of September 30th, 2023 amounted to Ps 1,302.4 billion.

On a quarterly basis, the variation is mainly explained by the decrease in current accounts receivable from related parties, due the reduction of Ps 261.7 billion of dividends receivable. The decrease in investments in subsidiaries and associates of 0.5% is related to the recognition of the equity method.

Liabilities

Total liabilities as of September 30th, 2023 totaled Ps 3,382.6 billion, decreasing 7.9% or Ps 291.3 billion versus June 30th, 2023 and increasing Ps 1,586.5 billion versus September 30th, 2022.

The annual variation is mainly explained by the increase of Ps 1,075.3 billion in financial obligations at amortized cost, mainly explained by the US$270 million loan entered into with Grupo Aval Limited (GAL) in December 2022 to fund a portion of the loan extended to related parties (as of September 30th, 2023, the loan with GAL amounted to Ps 1,100.1 billion) and (ii) the increase of Ps 506.2 billion in dividends payable as a result of the dividend declared by Grupo Aval on March 30th, 2023.

Regarding the quarterly variation, this is mainly explained by (i) a Ps 255.9 billion decrease of dividends payable and a decrease in the balance of dollar denominated debt with GAL, explained by the quarterly appreciation of the Colombian Peso.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of June 30th, 2023.

19

Equity

As of September 30th, 2023, shareholders' equity was Ps 16,866.9, 0.6% lower than that reported on June 30th, 2023 and decreasing 2.3% or Ps 98.4 from the equity reported as of September 30th, 2022. This movement reflects mainly recognition of profits and equity method.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 3Q23 we presented a net profit from continuing operations of Ps 71.4 billion, decreasing 55.2% versus 2Q23 and 82.7% versus 3Q22. The decrease in profits is explained by a lower equity method income.

Our banking subsidiaries continue to experience challenges related to higher cost of credit and on their intermediation margins as a result of the rapid increase in the cost of funds. This quarter our portfolios experienced negative returns due to high volatility in financial markets that impacted our banking subsidiaries and our pension fund.

20

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,649.6 billion (Ps 511.6 billion of bank debt and Ps 1,138.0 billion of bonds denominated in Colombian pesos) as of September 30th 2023. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of September 30th 2023, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,054.6 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 482.9 billion of total liquid assets, a total gross indebtedness of Ps 5,704.2 billion and a net indebtedness of Ps 5,221.3 billion as of September 30th 2023. In addition to liquid assets, has Ps 1,302.4 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,117.3 billion in investments in AT1 instruments.

Total liquid assets as of September 30, 2023
Cash and cash equivalents	359.0
Fixed income investments	124.0
Total liquid assets	482.9

Maturity schedule of our combined gross debt

(Ps Billions)

As of September 30th 2023 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.24x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Double leverage (1)	1.26x	1.25x	1.24x	-0.01	-0.02
Net debt / Core earnings (2)(3)	4.52x	3.48x	3.56x	0.08	-0.97
Net debt / Cash dividends (2)(3)	12.00x	5.14x	5.02x	-0.13	-6.98
Core Earnings / Interest Expense (2)	1.67x	3.43x	3.42x	0.00	1.76

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

21

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22

Cash and cash equivalents	18,013.9	19,195.7	18,382.3	-4.2%	2.0%

Investment and trading assets
Debt securities	4,081.5	5,323.3	5,764.4	8.3%	41.2%
Equity securities	5,317.8	6,018.7	5,437.8	-9.7%	2.3%
Derivative assets	2,471.6	1,914.1	1,733.9	-9.4%	-29.8%
Trading assets	11,870.9	13,256.1	12,936.0	-2.4%	9.0%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	1.4	1.4	3.4%	N.A
Investments in securities at FVOCI	22,990.1	23,089.9	23,927.0	3.6%	4.1%
Investments in debt securities at AC	9,185.0	9,738.4	9,783.7	0.5%	6.5%
Investment securities	32,175.0	32,829.6	33,712.1	2.7%	4.8%
Hedging derivatives assets	56.6	69.4	34.0	-51.1%	-40.0%

Gross loans
Commercial loans	102,475.0	109,288.9	109,270.4	0.0%	6.6%
Commercial loans	100,233.4	106,350.8	107,459.9	1.0%	7.2%
Interbank & overnight funds	2,241.6	2,938.1	1,810.5	-38.4%	-19.2%
Consumer loans	57,629.2	60,033.8	60,631.5	1.0%	5.2%
Mortgages loans	16,966.6	17,756.5	18,116.6	2.0%	6.8%
Microcredit loans	264.8	268.5	272.3	1.4%	2.8%
Total gross loans	177,335.7	187,347.7	188,290.8	0.5%	6.2%
Loss allowance	(8,992.0)	(9,435.2)	(9,843.1)	4.3%	9.5%
Total loans, net	168,343.6	177,912.5	178,447.7	0.3%	6.0%

Other accounts receivable, net	22,142.5	24,200.3	24,568.7	1.5%	11.0%
Non-current assets held for sale	137.6	117.5	94.2	-19.9%	-31.6%
Investments in associates and joint ventures	5,493.7	1,211.4	1,250.6	3.2%	-77.2%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,708.2	4,597.2	4,529.9	-1.5%	-3.8%
Right-of-use assets	1,308.1	1,338.9	1,326.0	-1.0%	1.4%
Investment properties	931.0	959.8	960.2	0.0%	3.1%
Biological assets	178.7	217.6	222.6	2.3%	24.6%
Tangible assets	7,125.9	7,113.6	7,038.7	-1.1%	-1.2%

Goodwill	2,250.9	2,215.2	2,210.7	-0.2%	-1.8%
Concession arrangement rights	12,686.8	13,558.6	13,571.9	0.1%	7.0%
Other intangible assets	1,851.4	2,176.3	2,261.9	3.9%	22.2%
Intangible assets	16,789.1	17,950.1	18,044.5	0.5%	7.5%

Current	1,477.9	2,363.9	2,296.3	-2.9%	55.4%
Deferred	1,727.7	1,318.2	1,416.0	7.4%	-18.0%
Income tax assets	3,205.6	3,682.1	3,712.2	0.8%	15.8%

Other assets	541.8	523.1	511.4	-2.2%	-5.6%
Total assets	285,896.2	298,061.6	298,732.5	0.2%	4.5%

Trading liabilities	2,295.8	1,859.9	1,258.7	-32.3%	-45.2%
Hedging derivatives liabilities	4.9	8.9	116.0	N.A.	N.A.

Customer deposits	166,533.2	180,244.5	180,296.3	0.0%	8.3%
Checking accounts	25,541.5	23,544.5	22,824.9	-3.1%	-10.6%
Time deposits	68,708.1	85,946.1	88,788.1	3.3%	29.2%
Savings deposits	71,499.7	70,313.7	68,292.3	-2.9%	-4.5%
Other deposits	783.8	440.2	390.9	-11.2%	-50.1%
Financial obligations	70,320.4	66,923.9	68,479.5	2.3%	-2.6%
Interbank borrowings and overnight funds	11,267.0	13,459.9	15,322.5	13.8%	36.0%
Borrowings from banks and others	26,266.6	23,916.9	23,589.1	-1.4%	-10.2%
Bonds issued	29,127.8	25,424.8	24,641.6	-3.1%	-15.4%
Borrowings from development entities	3,659.0	4,122.4	4,926.2	19.5%	34.6%
Total financial liabilities at amortized cost	236,853.6	247,168.4	248,775.8	0.7%	5.0%

Legal related	222.1	237.4	258.6	8.9%	16.4%
Other provisions	863.3	790.7	727.3	-8.0%	-15.8%
Provisions	1,085.5	1,028.1	985.8	-4.1%	-9.2%

Current	189.5	118.7	223.4	88.2%	17.9%
Deferred	4,763.2	5,457.9	5,440.8	-0.3%	14.2%
Income tax liabilities	4,952.7	5,576.6	5,664.2	1.6%	14.4%
Employee benefits	976.0	842.4	967.9	14.9%	-0.8%
Other liabilities	8,589.6	10,815.3	10,209.7	-5.6%	18.9%
Total liabilities	254,758.1	267,299.6	267,978.1	0.3%	5.2%

Equity attributable to owners of the parent	16,766.5	16,465.4	16,381.6	-0.5%	-2.3%
Non-controlling interest	14,371.6	14,296.6	14,372.8	0.5%	0.0%
Total equity	31,138.1	30,762.0	30,754.4	0.0%	-1.2%

Total liabilities and equity	285,896.2	298,061.6	298,732.5	0.2%	4.5%

22

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2022	YTD 2023	Δ	3Q22	2Q23	3Q23	Δ
			2023 vs. 2022				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Interest income
Loan portfolio	11,993.0	19,689.2	64.2%	4,730.0	6,574.9	6,752.9	2.7%	42.8%
Interests on investments in debt securities	1,266.5	1,808.3	42.8%	483.0	579.7	581.7	0.3%	20.4%
Total interest income	13,259.5	21,497.5	62.1%	5,213.0	7,154.6	7,334.6	2.5%	40.7%

Interest expense
Checking accounts	97.6	172.4	76.7%	39.1	71.6	38.3	-46.4%	-1.9%
Time deposits	2,450.4	7,399.7	N.A.	1,146.5	2,519.9	2,663.5	5.7%	132.3%
Savings deposits	2,153.2	4,426.1	105.6%	1,073.4	1,343.0	1,491.4	11.1%	38.9%
Total interest expenses on deposits	4,701.2	11,998.1	155.2%	2,259.0	3,934.4	4,193.2	6.6%	85.6%

Interbank borrowings and overnight funds	369.4	1,306.2	N.A.	171.7	494.8	415.5	-16.0%	142.0%
Borrowings from banks and others	529.5	1,354.6	155.8%	235.5	456.1	410.7	-10.0%	74.4%
Bonds issued	1,543.8	1,652.7	7.1%	561.1	561.1	529.0	-5.7%	-5.7%
Borrowings from development entities	142.1	429.2	N.A.	67.3	132.6	153.9	16.0%	128.8%
Total interest expenses on financial obligations	2,584.9	4,742.7	83.5%	1,035.5	1,644.7	1,509.1	-8.2%	45.7%
Total interest expense	7,286.0	16,740.8	129.8%	3,294.5	5,579.1	5,702.2	2.2%	73.1%
Net interest income	5,973.5	4,756.7	-20.4%	1,918.5	1,575.5	1,632.4	3.6%	-14.9%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	2,278.7	3,380.9	48.4%	751.8	1,138.6	1,321.8	16.1%	75.8%
Other financial assets	17.1	(10.6)	-161.9%	(0.8)	(9.6)	(0.7)	-92.6%	-15.8%
Recovery of charged-off financial assets	(455.7)	(423.3)	-7.1%	(173.1)	(140.8)	(148.8)	5.7%	-14.0%
Net impairment loss on financial assets	1,840.1	2,947.1	60.2%	577.9	988.3	1,172.3	18.6%	102.9%
Net interest income, after impairment losses	4,133.3	1,809.6	-56.2%	1,340.6	587.2	460.1	-21.6%	-65.7%

Income from commissions and fees
Banking fees(1)	1,785.1	2,022.2	13.3%	636.2	675.3	682.6	1.1%	7.3%
Trust activities	257.5	350.3	36.0%	88.6	114.7	112.8	-1.7%	27.4%
Pension and severance fund management	705.5	773.8	9.7%	202.9	271.4	252.4	-7.0%	24.4%
Bonded warehouse services	136.9	142.5	4.1%	49.5	47.5	47.6	0.2%	-3.7%
Income from commissions and fees	2,885.0	3,288.8	14.0%	977.1	1,108.9	1,095.4	-1.2%	12.1%
Expenses from commissions and fees	730.9	703.2	-3.8%	230.4	225.0	236.0	4.9%	2.4%
Net income from commissions and fees	2,154.1	2,585.6	20.0%	746.7	883.9	859.4	-2.8%	15.1%

Income from sales of goods and services	8,940.6	8,145.7	-8.9%	3,041.1	2,675.8	2,542.4	-5.0%	-16.4%
Costs and expenses from sales of goods and services	5,313.6	5,725.0	7.7%	1,875.5	2,056.6	1,904.6	-7.4%	1.5%
Gross profit from sales of goods and services	3,627.0	2,420.7	-33.3%	1,165.6	619.2	637.8	3.0%	-45.3%

Total trading investment income	(172.0)	956.3	N.A	(42.0)	392.1	(26.7)	-106.8%	-36.4%
Total derivatives income	1,122.5	(2,074.7)	N.A	798.4	(1,175.2)	(227.2)	-80.7%	-128.5%
Net trading income	950.6	(1,118.3)	N.A	756.4	(783.1)	(253.9)	-67.6%	-133.6%
Net income from other financial instruments mandatory at FVTPL	210.5	247.1	17.4%	68.2	76.6	76.6	0.0%	12.3%

Other income
Foreign exchange gains (losses), net	(1,285.2)	2,002.4	N.A	(951.9)	1,196.3	317.6	-73.5%	-133.4%
Net gain on sale of investments and OCI realization	(22.3)	64.3	N.A	(11.4)	32.6	4.1	-87.3%	-136.2%
Gain on the sale of non-current assets held for sale	8.5	36.6	N.A.	2.7	20.6	15.0	-27.0%	N.A.
Income from non-consolidated investments(2)	401.3	411.8	2.6%	104.8	101.8	95.5	-6.3%	-8.9%
Net gains on asset valuations	21.6	(15.2)	-170.4%	8.8	(29.4)	14.2	-148.3%	60.7%
Other income from operations	355.5	592.7	66.7%	77.8	194.7	253.8	30.3%	N.A.
Total other income	(520.7)	3,092.6	N.A	(769.3)	1,516.6	700.2	-53.8%	-191.0%

Other expenses
Loss on the sale of non-current assets held for sale	0.5	0.5	6.2%	0.1	0.2	0.1	-71.7%	-56.3%
Personnel expenses	2,079.9	2,306.6	10.9%	726.7	781.9	751.3	-3.9%	3.4%
General and administrative expenses	2,612.9	3,184.7	21.9%	941.2	1,088.2	1,009.3	-7.2%	7.2%
Depreciation and amortization	478.4	503.1	5.2%	162.0	171.8	164.7	-4.1%	1.6%
Impairment loss on other assets	19.8	0.3	-98.3%	7.8	(0.1)	0.0	-150.6%	-99.4%
Other operating expenses	117.3	174.4	48.6%	36.8	47.2	77.9	65.2%	111.5%
Total other expenses	5,308.8	6,169.5	16.2%	1,874.7	2,089.2	2,003.3	-4.1%	6.9%

Net income before income tax expense	5,246.1	2,867.9	-45.3%	1,433.5	811.2	476.9	-41.2%	-66.7%
Income tax expense	1,745.1	1,059.3	-39.3%	547.8	350.6	176.2	-49.7%	-67.8%
Net income for the period of continued operations	3,501.0	1,808.5	-48.3%	885.7	460.6	300.7	-34.7%	-66.1%
Net income for the period of discontinued operations	1,795.6	-	-100.0%	44.1	-	-	N.A	-100.0%
Net income for the period	5,296.6	1,808.5	-65.9%	929.8	460.6	300.7	-34.7%	-67.7%

Net income for the period attibutable to:

Non-controlling interest	2,483.3	1,152.4	-53.6%	521.7	294.4	235.9	-19.9%	-54.8%

Net income attributable to owners of the parent	2,813.3	656.1	-76.7%	408.1	166.2	64.8	-61.0%	-84.1%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

23

Grupo Aval Acciones y Valores S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	3Q22	2Q23	3Q23	Δ
				3Q23 vs. 2Q23	3Q23 vs. 3Q22

Current assets

Cash and cash equivalents	221.8	178.2	178.1	-0.1%	-19.7%
Trading securities	0.7	0.2	0.2	21.1%	-65.6%
Accounts receivable from related parties	182.9	768.5	506.7	-34.1%	177.1%
Taxes paid in advance	7.6	6.0	4.9	-18.0%	-35.8%
Other accounts receivable	0.2	0.0	0.1	N.A.	-66.1%
Other non-financial assets	0.0	0.1	0.1	12.1%	158.1%
Total current assets	413.1	952.9	690.1	-27.6%	67.0%

Non-current Assets
Investments in subsidiaries and associates	18,633.9	18,354.9	18,261.8	-0.5%	-2.0%
Accounts receivable from related parties	0.0	1,327.9	1,294.5	-2.5%	N.A
Property and equipment, net	4.4	3.2	2.8	-10.3%	-36.4%
Deferred tax assets	0.1	0.3	0.3	24.5%	144.2%
Total non-current Assets	18,638.5	19,686.3	19,559.5	-0.6%	4.9%
Total assets	19,051.6	20,639.2	20,249.5	-1.9%	6.3%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	425.0	1,148.1	1,117.4	N.A	162.9%
Outstanding bonds at amortized cost	12.4	14.3	13.5	-5.5%	8.9%
Accounts payable	111.9	873.3	618.2	-29.2%	N.A.
Employee benefits	2.6	2.4	2.8	17.1%	7.4%
Tax liabilities	7.0	15.4	10.8	-30.1%	52.6%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	560.2	2,054.7	1,763.8	-14.2%	N.A.

Long-term liabilities
Borrowings at amortized cost	111.4	494.7	494.3	-0.1%	N.A.
Outstanding bonds	1,124.5	1,124.5	1,124.5	0.0%	0.0%
Total long-term liabilities	1,235.9	1,619.2	1,618.8	0.0%	31.0%
Total liabilities	1,796.1	3,673.9	3,382.6	-7.9%	88.3%

Shareholders' equity
Subscribed and paid capital	23.7	23.7	23.7	0.0%	0.0%
Additional paid-in capital	9,695.2	9,695.2	9,695.2	0.0%	0.0%
Retained earnings	5,978.1	7,457.2	7,452.3	-0.1%	24.7%
Earnings from first-time adoption	0.0	0.0	0.0	N.A	N.A
Net income	2,839.4	575.5	647.0	12.4%	-77.2%
Other equity accounts	-1,281.0	-786.4	-951.3	21.0%	-25.7%
Total shareholders' equity	17,255.6	16,965.3	16,866.9	-0.6%	-2.3%

Total liabilities and shareholders' equity	19,051.6	20,639.2	20,249.5	-1.9%	6.3%

Grupo Aval Acciones y Valores S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	YTD 2022	YTD 2023	Δ	3Q22	2Q23	3Q23	Δ
			2023 vs. 2022				3Q23 vs. 2Q23	3Q23 vs. 3Q22
Operating revenue
Equity method income, net	1,737.5	647.1	-62.8%	423.2	158.6	76.1	-52.0%	-82.02%
Other revenue from ordinary activities	220.5	341.1	54.7%	75.0	117.8	106.7	-9.4%	42.23%
Total operating revenue	1,957.9	988.2	-49.5%	498.2	276.3	182.8	-33.8%	-63.3%

Expenses, net
Administrative expenses	82.0	57.6	-29.8%	27.8	20.0	18.9	-5.2%	-31.82%
Other expenses	1.0	-0.1	-108.2%	0.1	-0.1	0.1	N.A	-5.26%
Losses from exchange differences	0.6	0.4	-34.5%	0.2	0.5	0.1	-86.9%	-69.90%
Operating income	1,874.2	930.3	-50.4%	470.1	256.0	163.7	-36.1%	-65.2%

Financial expenses	127.3	247.4	94.3%	50.5	83.8	82.1	-2.0%	62.49%

Earnings before taxes	1,746.9	682.9	-60.9%	419.6	172.2	81.6	-52.6%	-80.5%
Income tax expense	8.2	36.0	N.A.	6.3	12.6	10.2	-19.3%	61.62%
								N.A
Net income from continuing operations	1,738.7	647.0	-62.8%	413.3	159.6	71.4	-55.2%	-82.7%

Discontinued operations
Equity method income from discontinued operations	1,100.7	0.0	-100.0%	0.0	0.0	0.0	N.A	N.A
Income from discontinued operations	1,100.7	0.0	-100.0%	0.0	0.0	0.0	N.A	N.A

Net income	2,839.4	647.0	-77.2%	413.3	159.6	71.4	-55.2%	-82.7%
24

DEFINITIONS

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Gross loans excludes interbank and overnight funds.

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

25

Investor Relations Contact

Investorrelations@grupoaval.com

Nicolás Noreña

Financial Planning and Investor Relations Senior Manager

Tel: +571 743 32 22 x 23400

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: +571 743 32 22 x 23351

E-mail: sfranky@grupoaval.com

Silvana Palacio

Financial Planning and Investor Relations Analyst

Tel: +571 743 32 22 x 23357

E-mail: mpalacio@grupoaval.com

Alejandro Mermeo

Financial Planning and Investor Relations Analyst

Tel: +571 743 32 22 x 23451

E-mail: fmermeo@grupoaval.com

26

EXHIBIT 1

CONSOLIDATED FINANCIAL STATEMENTS

KPMG S.A.S.	Phone	+57 (601) 618 8000
Calle 90 No. 19c - 74		+57 (601) 618 8100
Bogotá D.C. - Colombia
www.kpmg.com/co

(FREE TRANSLATION OF THE REPORT ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT ON THE REVIEW OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

Dear Shareholders

Grupo Aval Acciones y Valores S.A.:

Introduction

I have reviewed the attached condensed consolidated interim financial information, as of September 30, 2023, of Grupo Aval Acciones y Valores S.A. and subsidiaries (the Group), which includes:

•	the condensed consolidated statement of financial position as of September 30, 2023;

•	the condensed consolidated statement of income for the three- and nine-month periods ended September 30, 2023;

•	the condensed consolidated statement of other comprehensive income for the three- and nine-month periods ended September 30, 2023;

•	the condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2023;

•	the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2023; and

•	the notes to the condensed financial information.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 (IAS 34) – Intermediate Financial Information contained in the Accounting and Financial Reporting Standards accepted in Colombia. My responsibility is to express a conclusion on this condensed consolidated financial information based on my review.

Scope of the review

I have carried out my review in accordance with the International Standard for Review Engagements

2410 “Review of Interim Financial Information carried out by the Independent Auditor of the Entity”, included in the Information Assurance Standards accepted in Colombia. A review of condensed consolidated interim financial information consists of making inquiries, primarily with those responsible

© 2023 KPMG SAS, a Colombian joint-stock simplified corporation and member of the global organization of independent member firms of KPMG International Limited, a private English entity limited by guarantee. All rights reserved.

KPMG S.A.S. Tax ID.: 860.000.846-4

2

for financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is substantially smaller than that of an audit carried out in accordance with International Auditing Standards accepted in Colombia and, consequently, it does not allow me to obtain assurance that I have known all the significant matters that could have been identified in an audit. Therefore, I do not express an audit opinion.

Conclusion

Based on my review, nothing has come to my attention that would cause me to assume that the attached condensed interim consolidated financial information of the Group as of September 30, 2023, has not been prepared, in all material respects, in accordance with the International Accounting Standard 34 (IAS 34) – Intermediate Financial Information contained in the Accounting and Financial Reporting Standards accepted in Colombia.

(Original signed in Spanish)

Diana Alexandra Rozo Muñoz

Revisor Fiscal of Grupo Aval Acciones y Valores S.A.

Registration 120741 – T

Member of KPMG S.A.S.

November 14, 2023

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Financial Position

(Amounts expressed in millions of Colombian pesos)

	Notes	September 30, 2023		December 31, 2022
Assets
Cash and cash equivalents		Ps.	18,382,277	Ps.	17,032,857
Trading assets			12,936,040		11,841,407
Investment securities			33,712,077		33,674,477
Hedging derivative assets	4		33,955		20,854
Loans, net	4		178,447,726		179,115,847
Other accounts receivable, net	4		24,568,728		23,380,573
Non-current assets held for sale			94,205		92,830
Investments in associates and joint ventures	6		1,250,624		1,423,343
Tangible assets	7		7,038,725		7,235,441
Concessions arrangements rights	8		13,571,872		13,242,706
Goodwill	9		2,210,662		2,248,217
Other Intangibles			2,261,926		2,040,158
Income tax assets			3,712,222		3,633,876
Other assets			511,447		608,650
Total assets		Ps.	298,732,486	Ps.	295,591,236

Liabilities and equity
Liabilities

Trading liabilities	4	Ps.	1,258,742	Ps.	1,757,606
Hedging derivative liabilities	4		115,974		3,568
Customer deposits	4		180,296,272		173,341,149
Financial obligations	4		68,479,518		72,116,775
Provisions	11		985,834		1,227,171
Income tax liabilities			5,664,186		5,291,487
Employee benefits	12		967,872		890,019
Other liabilities	13		10,209,727		10,141,802
Total liabilities		Ps.	267,978,125	Ps.	264,769,577

Equity
Owners of the parent:
Subscribed and paid-in capital	14	Ps.	23,744	Ps.	23,744
Additional paid-in capital			9,571,374		9,571,374
Retained earnings			7,641,584		8,018,417
Other comprehensive income			(855,117)		(1,146,565)
Equity attributable to owners of the parent			16,381,585		16,466,970
Non-controlling interest			14,372,776		14,354,689
Total equity			30,754,361		30,821,659
Total liabilities and equity		Ps.	298,732,486	Ps.	295,591,236

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Income

(Amounts expressed in millions of Colombian pesos)

		For the three-months periods ended September 30,				For the nine-months periods ended September 30,
	Notes	2023		2022		2023		2022 (1)
Continuing operations
Interest income	4	Ps.	7,334,615	Ps.	5,212,993	Ps.	21,497,512	Ps.	13,259,458
Interest expense	4		(5,702,244)		(3,294,506)		(16,740,831)		(7,286,005)
Net interest income			1,632,371		1,918,487		4,756,681		5,973,453

Net impairment loss on financial assets			(1,172,295)		(577,893)		(2,947,070)		(1,840,115)
Net interest income, after impairment losses			460,076		1,340,594		1,809,611		4,133,338

Income from commissions and fees			1,095,447		977,114		3,288,843		2,885,007
Expenses from commissions and fees			(236,018)		(230,389)		(703,222)		(730,913)
Net income from commissions and fees	16		859,429		746,725		2,585,621		2,154,094

Income from sales of goods and services			2,542,426		3,041,104		8,145,704		8,940,595
Costs and expenses of sales goods and services			(1,904,594)		(1,875,536)		(5,725,008)		(5,313,633)
Gross profit from sales of goods and services	16		637,832		1,165,568		2,420,696		3,626,962

Net trading loss	17		(253,897)		756,430		(1,118,322)		950,577
Net income from other financial instruments mandatorily at fair value through profit or loss			76,579		68,207		247,107		210,544
Other income	18		700,171		(725,205)		3,092,614		(322,590)
Other expenses	18		(2,003,292)		(1,874,725)		(6,169,471)		(5,308,764)

Net income before tax expense			476,898		1,477,594		2,867,856		5,444,161
Income tax expense	10		(176,223)		(547,826)		(1,059,335)		(1,745,067)
Net income from continuing operations		Ps.	300,675	Ps.	929,768	Ps.	1,808,521	Ps.	3,699,094

Discontinued operations
Net income from discontinued operations, net of tax	(1)	Ps.	-	Ps.	-	Ps.	-	Ps.	1,597,512

Net income		Ps.	300,675	Ps.	929,768	Ps.	1,808,521	Ps.	5,296,606

Net income attributable to owners of the parent
Net income for the period from continuing operations			64,803		408,104		656,104		1,715,223
Net income for the period from discontinued operations, net of tax	(1)		-		-		-		1,098,073
Owners of the parent		Ps.	64,803	Ps.	408,104	Ps.	656,104	Ps.	2,813,296

Net income attributable to non-controlling interests
Net income for the period from continuing operations			235,872		521,664		1,152,417		1,983,871
Net income for the period from discontinued operations, net of tax	(1)		-		-		-		499,439
Non-controlling interests		Ps.	235,872	Ps.	521,664	Ps.	1,152,417	Ps.	2,483,310

Net Income		Ps.	300,675	Ps.	929,768	Ps.	1,808,521	Ps.	5,296,606

Net income per share basic and diluted (in Colombian pesos)	14	Ps.	2.73	Ps.	17.19	Ps.	27.63	Ps.	122.64

(1) See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Other Comprehensive Income

(Amounts expressed in millions of Colombian pesos)

		For the three-months periods ended September 30,				For the nine-months periods ended September 30,
	Notes	2023		2022		2023		2022

Net income		Ps.	300,675	Ps.	929,768	Ps.	1,808,521	Ps.	5,296,606

Other comprehensive income
Items that may be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations
Foreign currency translation differences from hedged foreign operations	5		(99,585)		745,633		(605,748)		(6,086,883)
Hedging derivative instrument	5		0		(282)		0		4,051,547
Hedging non-derivative instrument	5		95,796		(628,067)		577,976		1,961,299
Cash flow hedges			(6,274)		(84)		(4,520)		(4,326)
Foreign currency translation differences from unhedged foreign operations			(50,319)		132,908		(283,478)		1,279,520
Investments in associates and joint ventures			9,894		75,081		(16,631)		(53,346)
Unrealized (losses) gains on securities at FVOCI			(207,829)		(485,639)		1,030,860		(2,398,931)
Income tax			7,513		295,770		(555,775)		(1,731,808)
			(250,804)		135,320	Ps.	142,684	Ps.	(2,982,928)

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property			145		598		145		797
Gains (Losses) unrealized on equity securities at FVOCI			(40,227)		(78,640)		37,235		(361,586)
Actuarial (losses) gains from defined benefit pension plans			1,853		(83)		(18,071)		80,326
Income tax			(2,641)		(707)		4,189		(31,952)
			(40,870)		(78,832)	Ps.	23,498	Ps.	(312,415)

Other comprehensive income, net of taxes			(291,674)		56,488		166,182		(3,295,343)
Total comprehensive income, net of taxes		Ps.	9,001	Ps.	986,256	Ps.	1,974,703	Ps.	2,001,263

Total comprehensive income for the periods attributable to:
Owners of the parent		Ps.	(76,139)	Ps.	370,215		947,552		523,871
Non-controlling interest			85,140		616,041		1,027,151		1,477,392
		Ps.	9,001	Ps.	986,256	Ps.	1,974,703	Ps.	2,001,263

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Consolidated Statement of Changes in Equity for the nine-month periods ended September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non-controlling interest (NCI)		Total equity
Balance as of December 31, 2021	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
Issuance of shares		1,463		1,082,307		—		—		1,083,770		572,131		1,655,901
Dividends declared in cash		—		—		(1,083,770)		—		(1,083,770)		(572,007)		(1,655,777)
Dividends declared in cash		—		—		(119,405)		—		(119,405)		(550,390)		(669,795)
Equity transactions		—		(9,012)		—		—		(9,012)		9,012		—
Spin Off(1)		—		—		(6,638,961)		—		(6,638,961)		(3,019,613)		(9,658,574)
Liquidation of entitites		—		—		(422)		—		(422)		(379)		(801)
Effect of realization of equity instruments(1)		—		—		(5,432)		—		(5,432)		(2,368)		(7,800)
Other comprehensive income		—		—		—		(2,289,425)		(2,289,425)		(1,005,918)		(3,295,343)
Withholding Tax over dividends		—		—		2,250		—		2,250		(197)		2,053
Net income		—		—		2,813,296		—		2,813,296		2,483,310		5,296,606
Balance as of September 30, 2022	Ps.	23,744	Ps.	9,564,094	Ps.	8,350,947	Ps.	(1,172,243)	Ps.	16,766,542	Ps.	14,371,575	Ps.	31,138,117

		Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non-controlling interest (NCI)		Total equity
Balance as of December 31, 2022	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
Issuance of shares		—		—		—		—		—		—		—
Dividends declared in cash		—		—		(1,025,718)		—		(1,025,718)		(1,014,789)		(2,040,507)
Other comprehensive income		—		—		—		291,448		291,448		(125,266)		166,182
Disposal of subsidiary		—		—		(3,603)		—		(3,603)		(4,686)		(8,289)
Effect of carrying out OCI to retained		—		—		(1,785)		—		(1,785)		(68)		(1,853)
Withholding Tax over dividends		—		—		(1,831)		—		(1,831)		10,479		8,648
Net income		—		—		656,104		—		656,104		1,152,417		1,808,521
Balance as of September 30, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	7,641,584	Ps.	(855,117)	Ps.	16,381,585	Ps.	14,372,776	Ps.	30,754,361

(1)	See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	September 30, 2023		September 30, 2022 (1)
Cash flows from operating activities:
Net income before income tax		Ps.	2,867,856	Ps.	5,444,161
Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation and amortization	16-18		849,999		804,734
Impairment losses of loans and receivables, net	4-16		3,425,165		2,315,825
Net income in concession agreements			(2,927,644)		(3,919,697)
Net interest income			(4,756,681)		(5,973,453)
Sales of non-current assets held for sale, net			(36,140)		(8,032)
Gain on sales of tangible assets			(247,979)		(25,990)
Foreign exchange losses	18		(2,002,449)		1,285,238
Share of profit of equity accounted investees, net of tax	18		(287,405)		(488,670)
Dividends caused	18		(124,371)		(110,737)

Fair value adjustments on:
Derivatives	17		2,074,653		(1,122,527)
Investment property			18,260		(22,214)
Biological assets			(11,155)		(24,761)

Changes in operating assets and liabilities:
Derivatives			(2,189,605)		1,041,740
Trading assets			(824,060)		597,080
Accounts receivable			(247,229)		(824,721)
Other assets			(62,913)		30,356
Other liabilities and provisions			(900,440)		(505,006)
Employee benefit			61,428		78,865
Loan portfolio			(7,316,096)		(18,213,120)
Customer deposits			11,187,079		13,829,890
Interbank borrowings and overnight funds			6,194,598		859,219
Borrowings from development entities			(231,881)		24,226
Borrowings from banks			(2,734,332)		5,479,283

Interest received			19,260,276		11,728,385
Interest paid			(15,825,184)		(6,804,819)
Lease interest			(128,779)		(109,324)
Income tax payments			(1,905,276)		(1,427,741)
Net cash provided by operating activities		Ps.	3,179,695	Ps.	3,938,190

Cash flows from investing activities:
Purchases of amortized cost financial assets		Ps.	(5,623,319)	Ps.	(5,217,602)
Redemptions of amortized cost financial assets			5,915,885		4,954,061
Purchases of FVOCI			(14,989,912)		(6,874,598)
Proceeds from sales of FVOCI			16,009,190		8,943,576
Acquisition of associates investment and joint ventures			—		(5,333)
Purchases tangible assets			(384,056)		(315,887)
Proceeds from sales of property, plant and equipment			102,372		144,680
Proceeds from sales of non-current assets held for sale			39,478		26,588
Additions of concession arrangement rights			956,122		76,233
Additions of other intangible assets			(473,147)		(347,518)
Dividends received			365,769		414,454
Disposal of subsidiaries			(3,070)		(17,570,390)
Net cash provided (used) in by investing activities		Ps.	1,915,312	Ps.	(15,771,736)

Cash flows from financing activities:
Dividends paid to shareholders		Ps.	(511,523)	Ps.	(412,378)
Dividends paid to non-controlling interest			(621,713)		(478,227)
Issuance of debt securities			2,597,143		558,775
Payment of outstanding debt securities			(3,654,903)		(5,568,959)
Leases			(310,855)		(282,041)
Issuance of shares			—		123
Net cash used by financing activities		Ps.	(2,501,851)	Ps.	(6,182,707)
Effect of foreign currency changes on cash and equivalents			(1,243,736)		780,929
Decrease in cash and cash equivalents in joint operations			—		(1,393,602)
Increase (decrease) in cash and cash equivalents			1,349,420		(18,628,926)
Cash and cash equivalents at beginning of period		Ps.	17,032,857	Ps.	36,642,829
Cash and cash equivalents at end of period		Ps.	18,382,277	Ps.	18,013,903

(1)	See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

EXHIBIT 2

SEPARATE FINANCIAL STATEMENTS

KPMG S.A.S.	Phone	+57 (601) 618 8000
Calle 90 No. 19c - 74		+57 (601) 618 8100
Bogotá D.C. - Colombia
www.kpmg.com/co

(FREE TRANSLATION OF THE REPORT ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT ON THE REVIEW OF THE SEPARATE CONDENSED INTERIM FINANCIAL INFORMATION

Dear Shareholders

Grupo Aval Acciones y Valores S.A.:

Introduction

I have reviewed the attached condensed separate interim financial information as of September 30, 2023, of Grupo Aval Acciones y Valores S.A. (the Company), which includes:

•	the condensed separate statement of financial position as of September 30, 2023;

•	the condensed separate statement of income for the three- and nine-month periods ended September 30, 2023;

•	the condensed separate statement of other comprehensive income for the three- and nine-month periods ended September 30, 2023;

•	the separate condensed statement of changes in equity for the nine-month period ended September 30, 2023;

•	the condensed separate statement of cash flows for the nine-month period ended September 30, 2023; and

•	the notes to the condensed financial information.

Management is responsible for the preparation and presentation of this condensed separate interim financial information in accordance with International Accounting Standard 34 (IAS 34) – Intermediate Financial Information contained in the Accounting and Financial Reporting Standards accepted in Colombia. My responsibility is to express a conclusion on this condensed separate financial information based on my review.

Scope of the review

I have carried out my review in accordance with the International Standard for Review Engagements 2410 “Review of Interim Financial Information carried out by the Independent Auditor of the Entity”, included in the Information Assurance Standards accepted in Colombia. A review of condensed separate interim financial information consists of making inquiries, primarily with those responsible for financial

© 2023 KPMG SAS, a Colombian joint-stock simplified corporation and member of the global organization of independent member firms of KPMG International Limited, a private English entity limited by guarantee. All rights reserved.

KPMG S.A.S. Tax ID.: 860.000.846-4

2

and accounting matters, and the application of analytical and other review procedures. The scope of a review is substantially smaller than that of an audit carried out in accordance with International Auditing Standards accepted in Colombia and, consequently, it does not allow me to obtain assurance that I have known all the significant matters that could have been identified in an audit. Therefore, I do not express an audit opinion.

Conclusion

Based on my review, nothing has come to my attention that would cause me to assume that the accompanying condensed separate interim financial information of the Company as of September 30, 2023, has not been prepared, in all material respects, in accordance with International Accounting Standard 34 (IAS 34) – Interim Financial Reporting contained in the Accounting and Financial Reporting Standards accepted in Colombia.

(Original signed in Spanish)

Diana Alexandra Rozo Muñoz

Revisor Fiscal of Grupo Aval Acciones y Valores S.A.

Registration 120741 – T

Member of KPMG S.A.S.

November 14, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of financial position

For the period ended as of September 30th 2023 and December 31st 2022

(Stated in millions of Colombian pesos)

		September 30th		December 31st
	Notes	2023		2022

Assets

Current assets

Cash and cash equivalents	5	Ps.	178,056	Ps.	67,439
Trading securities	4		241		764
Accounts receivable from related parties	6		506,717		96,081
Taxes paid in advance	6		4,878		7,577
Other accounts receivable	6		56		161
Other non-financial assets			111		52
Total current assets			690,059		172,074

Non-current Assets

Investments in subsidiaries and associates	7	Ps.	18,261,794	Ps.	18,361,916
Accounts receivable from related parties	6		1,294,515		1,498,754
Property and equipment, net	8		2,827		4,083
Deferred tax assets			315		127
Total non-current Assets			19,559,451		19,864,880
Total assets			20,249,510	Ps.	20,036,954

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	10	Ps.	1,117,397	Ps.	20,255
Outstanding bonds at amortized cost	10		13,490		14,093
Accounts payable	12		618,159		106,101
Employee benefits	11		2,789		2,486
Tax liabilities	12		10,757		11,920
Other non-financial liabilities	12		1,214		1,214
Total current liabilities			1,763,806		156,069

Long-term liabilities
Borrowings at amortized cost	10	Ps.	494,266	Ps.	1,794,089
Outstanding bonds			1,124,520		1,124,520
Total long-term liabilities			1,618,786		2,918,609
Total liabilities		Ps.	3,382,592	Ps.	3,074,678

Shareholders' equity
Subscribed and paid capital	13	Ps.	23,743	Ps.	23,743
Additional paid-in capital	13		9,695,243		9,695,243
Retained earnings	13		7,452,276		5,939,430
Net income			646,986		2,541,179
Other equity accounts	13		(951,330)		(1,237,319)
Total shareholders' equity		Ps.	16,866,918	Ps.	16,962,276

Total liabilities and shareholders' equity		Ps.	20,249,510	Ps.	20,036,954

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of income

(Stated in millions of Colombian pesos, except earnings per share)

			For the quarter period				For the accumulated period
			September 30th		September 30th		September 30th		September 30th
			2023		2022		2023		2022
	Notes
Operating revenue
Equity method income, net	15	Ps.	76,094	Ps.	423,189	Ps.	647,143	Ps.	1,737,481
Other revenue from ordinary activities	15		106,725		75,035		341,101		220,458
Total operating revenue		Ps.	182,819	Ps.	498,224	Ps.	988,244	Ps.	1,957,939

Expenses, net
Administrative expenses	16	Ps.	18,930	Ps.	27,765	Ps.	57,601	Ps.	82,044
Other expenses	16		126		133		(85)		1,039
revenue from exchange differences	16		(62)		(206)		(404)		(617)

Operating income			163,701		470,120	Ps.	930,324	Ps.	1,874,239

Financial expenses	16	Ps.	82,069	Ps.	50,507		247,387		127,343

Earnings before taxes			81,632		419,613	Ps.	682,937	Ps.	1,746,896

Income tax expense		Ps.	10,185	Ps.	6,302		35,951		8,184

Net income from continuing operations			71,447		413,311	Ps.	646,986	Ps.	1,738,712

Discontinued operations		Ps.		Ps.
Equity method income from discontinued operations	15		-		-		-		1,100,730
Income from discontinued operations		Ps.	-	Ps.	-	Ps.	-	Ps.	1,100,730

Net income			71,447		413,311	Ps.	646,986	Ps.	2,839,442

Net income per share from continuing operations			3.01		17.41	Ps.	27.25	Ps.	75.80
Net income per share from discontinued operations			-			Ps.	-	Ps.	47.98

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Other Comprehensive Income

(Stated in millions of Colombian pesos)

IFRS

	For the quarter period			For the accumulated period
	September 30th		September 30th	September 30th	September 30th
	2023		2022	2023	2022

Net income	Ps.	71,447	413,311	646,986	Ps.	2,839,442

Other comprehensive income (OCI), net of taxes
Participation in other comprehensive income reported using the equity method		(164,890)	(28,935)	285,989		(2,294,576)

Comprehensive income, net	Ps.	(93,443)	384,376	932,975	Ps.	544,866

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of shareholders' equity

For the period ended as of September 30th 2023

(Stated in million of Colombian pesos)

					Retained earnings (losses)
	Subscribed and paid capital		Paid-in Capital		Legal reserve		Occasional reserve		Retained earnings (losses)		Operations with shareholders	Net Income		Other equity accounts		Shareholders' equity

Balance as of December 31 st. 2021	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	10,706,543	Ps.	(393,822)	-	Ps.	3,502,758	Ps.	1,013,600	Ps.	23,475,436

Constitution of reserves for future distributions net income 2021								3,502,758					(3,502,758)				-
Reserve appropriation								(188,208)		188,208							-
To distribute a stock dividend of $ 54 per share , over 22,281,017,159 shares outstanding as of Cecember 31st 2021. These dividends will be paid at the rate of 1 share for each 13.74233 common or preferential shares as of December 31st, 2021.								(1,203,175)									(1,203,175)
Issuance of shares		1,462		1,082,307													1,083,769
Application of the equity method															(1,576,358)		(1,576,358)
Application of the equity method (Spin-off)											(6,644,277)				(718,218)		(7,362,495)
Witholding tax on dividends										(1,020)							(1,020)
Net Income													2,839,442				2,839,442

Balance as of September 30th 2022	Ps.	23,743	Ps.	9,695,243	Ps.	11,140	Ps.	12,817,918	Ps.	(206,634)	(6,644,277)	Ps.	2,839,442	Ps.	(1,280,976)	Ps.	17,255,599

Balance as of December 31st 2022	Ps.	23,743	Ps.	9,695,243	Ps.	11,872	Ps.	12,817,186	Ps.	(245,351)	(6,644,277)	Ps.	2,541,179	Ps.	(1,237,319)	Ps.	16,962,276

Constitution of reserves for future distributions net income 2022								2,541,179					(2,541,179)				-
Reserve appropriation								(7,111,764)		467,487	6,644,277						-
To distribute a cash dividend of $ 3.60 per share per month from April 2023 to March 2024 including those two months, over 23.743.475.754 outstanding shares as of the date of this meeting.								(1,025,718)									(1,025,718)
Application of the equity method															285,989		285,989
Effect of carrying out OCI to retained (Equity method)										(1,948)							(1,948)
Witholding tax on dividends										(667)							(667)
Net Income													646,986				646,986

Balance as of September 30th 2023	Ps.	23,743	Ps.	9,695,243	Ps.	11,872	Ps.	7,220,883	Ps.	219,521	0	Ps.	646,986	Ps.	(951,330)	Ps.	16,866,918

GRUPO AVAL ACCIONES Y VALORES S.A.

Individual statement of cash flow

For the period ended as of September 30th 2023 and 2022

(Stated in millions of Colombian pesos)

Cash flow from operating activity:

For the accumulated period

		September 30th	September 30th
	Notes	2023	2022
Cash flow from operating activity:
Net Income		646,986	Ps.	2,839,442

Adjustments to reconcile net profit with net cash used in operating activities
Income tax expense		35,951	Ps.	8,184
Impairment of property and equipment		-		5
Property and equipment depreciation and amortization	16	1,277		1,317
Impairment of receivables	6	(264)		-
Equity method income	15	(647,143)		(1,737,481)
Equity method income from discontinued operations	15	-		(1,100,730)

Changes in operating assets and liabilities:
Decrease (Increase) in trading securities		523		(654)
Decrease in receivables		-		825,434
Acquisition of permanent investments		-		(823,597)
Increase in interest receivables		(495)		-
Decrease in other assets and liabilities, net: prepaid taxes, prepaid expenses; taxes, accounts payable, employee liabilities, estimated liabilities and provisions.		(34,690)		(28,686)
Increase in interests payable		2,360		9,789
Interest payment on lease agreements (IFRS 16)	16	(386)		(180)
Dividends received by subsidiaries		619,053		470,944
Income tax paid		-		(3,354)

Net cash used in operating activities		623,172	Ps.	460,433

Cash flow from investing activities:
Acquisition of property and equipment		(111)		(73)
Net cash used in investing activities		(111)	Ps.	(73)

Cash flow from financing activities:
Dividends paid		(511,523)		(412,378)
Payment of liabilities arising from lease agreements	10	(921)		(1,001)
Net cash from financing activities		(512,444)	Ps.	(413,379)

Change in cash and cash equivalents		110,617		46,981
Cash and cash equivalents as of the beginning of the period		67,439		174,784
Cash and cash equivalents as of the end of the period		178,056	Ps.	221,765

Additional information:
Payment of Interest		245,388	Ps.	117,637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel